UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41324

Australian Oilseeds Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

126 – 142 Cowcumbla Street, Cootamundra
Site 2: 52 Fuller Drive Cootamundra
PO Box 263 Cootamundra, Australia 2590
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

As previously reported by Australian Oilseeds Holdings Limited (the “Company”), on August 22, 2025, the Company received written notice from The Nasdaq Stock Market LLC (“Nasdaq”) that a Nasdaq Hearings Panel (the “Panel”) has determined to grant the request of the Company to continue its listing on Nasdaq for the period and subject to specified conditions. The Panel granted the Company an extension to regain compliance with continued listing requirements and demonstrate long-term compliance with Nasdaq Listing Rule 5450(b)(1)(A) (the “Equity Rule”) (which requires listed issuers to maintain minimum stockholders’ equity of $2.5 million).

Specifically, the Panel provided the Company until September 30, 2025 to demonstrate compliance with the Equity Rule by filing a timely public disclosure describing the transactions undertaken by the Company to achieve compliance and demonstrate long-term compliance with the Equity Rule, and by providing an indication of its equity following those transactions. The Company may do so by including in the public filing a balance sheet with pro forma adjustments for any significant transactions or events occurring on or before the report date.

Interim Balance Sheet Showing Pro Forma Adjustments to Demonstrate Compliance

In compliance with the requirements of the Nasdaq Panel, the Company is filing this Form 6-K containing its unaudited balance sheet and income statement as of the end of its fiscal year of June 30, 2025 to demonstrate its continued compliance with the Equity Rule, which were reviewed by BDO. Shareholder's equity as of June 30, 2025 as per the Company’s unaudited balance sheet is AUD 4,721,826, which is equivalent to USD 3,166,405 (current exchange rate AUD/USD 0.66). BDO’s audit opinion is not provided as of today, we expect Form 20F with the BDO audit opinion to be filed on a timely basis on or before October 31, 2025.

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2025 AND 30 JUNE 2024 AND JUNE 30 2023

	2025	2024	2023
	AUD$	AUD$	AUD$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,309,303	514,140	121,273
Trade and other receivables	5,963,954	4,470,101	4,437,253
Inventories	5,897,651	6,202,160	1,020,469
Prepayment of seed purchase	-	-	3,672,697
Other current assets	1,339,160	201,830	553,315
TOTAL CURRENT ASSETS	15,510,068	11,388,231	9,805,007
NON-CURRENT ASSETS
Investments in associates	-	-	89,977
Property, plant and equipment	15,646,308	14,617,513	10,542,592
Right-of-use asset	925,364	944,420	1,040,472
Other assets	-	429,841	-
Deferred tax assets	34,270	34,270	-
Intangible assets	2,582,495	2,582,495	2,582,495
TOTAL NON-CURRENT ASSETS	19,188,437	18,608,539	14,255,536
TOTAL ASSETS	34,698,505	29,996,770	24,060,543
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	12,744,630	10,455,684	6,712,768
Borrowings	6,472,136	978,574	396,881
Lease liability, current	89,109	89,109	82,386
Income Tax liabilities	-	128,927	-
Related party loans	5,880,571	4,111,661	3,188,006
Convertible note, net of discount	1,441,900	1,181,953	-
Warrant liabilities	180,918	238,613	-
Promissory note – related party, current	1,538,322	968,216	-
Employee benefits	150,799	201,024	103,734
TOTAL CURRENT LIABILITIES	28,498,385	18,353,761	10,483,775
NON-CURRENT LIABILITIES
Borrowings	-	5,051,910	2,078,570
Promissory note - related party, non-current	-	273,676	-
Lease liability, non-current	790,235	879,347	971,752
Related party loans	688,059	4,530,507	2,873,929
TOTAL NON-CURRENT LIABILITIES	1,478,294	10,735,440	5,924,251
TOTAL LIABILITIES	29,976,679	29,089,201	16,408,026
NET ASSETS	4,721,826	907,569	7,652,517
EQUITY
Share capital	4,029	3,562	2,860
Share premium	22,292,939	17,064,658	2,579,627
Foreign currency translation reserve	(19,968)	-	-
(Accumulated losses) Retained earnings	(19,179,244)	(17,950,222)	3,712,333
Total (deficit) equity attributable to equity holders of the Company	3,097,756	(882,002)	6,294,820
Non-controlling interest	1,624,070	1,789,571	1,357,697
TOTAL EQUITY	4,721,826	907,569	7,652,517

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED 30 JUNE 2025 AND 30 JUNE 2024 AND JUNE 30 2023

	2025	2024	2023
	AUD$	AUD$	AUD$
Sales revenue	41,702,614	33,727,222	29,049,345
Cost of sales	(38,240,704)	(27,810,782)	(24,062,603)
Gross profit	3,461,910	5,916,440	4,986,742
General and administrative expenses	(3,197,936)	(3,224,843)	(2,467,432)
Selling and marketing expenses	(372,707)	(412,536	-
Other income	448,410	707,911	48,273
Operating profit	339,677	2,986,972	2,567,583
Finance expenses	(1,728,276)	(835,813)	(612,735)
Change in fair value of warrant liabilities	42,872	141,874	-
Recapitalization expense	-	(23,210,293)	-
(Loss) Profit before income tax	(1,345,727)	(20,917,260)	1,954,848
Income tax expense	(49,094)	(313,421)	(109,878)
(Loss) Profit for the year	(1,394,821)	(21,230,681	1,844,970
Other comprehensive income for the year, net of tax	-	-	-
Total comprehensive (loss) income	(1,394,821)	(21,230,681)	1,844,970
(Loss) Profit attributable to:
Members of the parent entity	(1,229,022)	(21,662,555)	1,432,693
Non-controlling interest	(165,799)	431,874	412,277
Total (Loss) Income	(1,394,821)	(21,230,681)	1,844,970
Total comprehensive (loss) income attributable to:
Members of the parent entity	(1,229,022)	(21,662,555)	1,432,693
Non-controlling interest	(165,799)	431,874	412,277
Total	(1,394,821)	(21,230,681)	1,844,970
Earnings per share attributable to the ordinary equity holders of the parent
Profit or loss
Basic (loss) earnings per share (cents)	(0.06)	(1.07)	0.10
Diluted (loss) earnings per share (cents)	(0.06)	(1.07)	0.10

AUSTRALIAN OILSEEDS HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEARS ENDED 30 JUNE 2025 AND 30 JUNE 2024 AND 30 JUNE 2023

				Non-	Foreign currency
	Shares	Share	Retained	controlling	translation
	Capital	Premium	Earnings	Interests	reserve	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Balance on 30 June 2022	2,860	2,579,627	2,279,640	945,420	-	5,807,547

Profit attributable to members of the parent entity	-	-	1,432,693	412,277	-	1,844,970
Balance on 30 June 2023	2,860	2,579,627	3,712,333	1,357,697	-	7,652,517

				Non-	Foreign currency
	Shares	Share	Retained	controlling	translation
	Capital	Premium	Earnings	Interests	reserve	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Balance on 30 June 2023	2,860	2,579,627	3,712,333	1,357,697	-	7,652,517

Issuance of shares to SPAC shareholders	19	3,024,191	-	-	-	3,024,210
Issuance of shares to SPAC founders	409	(5,791,835)	-	-		(5,791,426)
Issuance of shares in exchange for advisory services	107	(107)	-	-	-	-
Conversion of convertible notes	23	2,300,590	-	-	-	2,300,613
Conversion of rights	144	(144)	-	-	-	-
Recapitalizations costs	-	16,126,854	-	-	-	16,126,854
Costs attributable to the issuance of shares in connection with the business combination	-	(1,315,013)	-	-	-	(1,315,013)
Issuance of convertible note – equity component	-	140,495	-	-	-	140,495
Loss attributable to members of the parent entity	-	-	(21,662,555)	431,874	-	(21,230,681)
Balance on 30 June 2024	3,562	17,064,658	(17,950,222)	1,789,571	-	907,569
Conversion of related party loan	445	4,998,067	-	-	-	4,998,512
Conversion of convertible note	22	230,214	-	-	-	230,236
Loss attributable to members of the parent entity	-	-	(1,229,022)	(165,799)	-	(1,394,821)
Reclass	-	-	-	298	-	298
Unrealised loss on translation	-	-	-	-	(19,968)	(19,968)
Balance on 30 June 2025	4,029	22,292,939	(19,179,244)	1,624,070	(19,968)	4,721,826

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain of these forward-looking statements can be identified by the use of words such as “expects,” “intends,” “plans,” “may,” “should,” “will,” “seeks,” or other similar expressions. Such statements are subject to certain risks and uncertainties that may cause the Company’s actual results to differ from the expectations expressed in the forward-looking statements. There can be no assurance that the Company will achieve such expectations, including meeting Nasdaq compliance standards and other Nasdaq requirements and conditions for listing. The forward-looking statements contained in this report speak only as of the date of this report and the Company undertakes no obligation to publicly update any forward-looking statements to reflect changes in information, events or circumstances after the date of this report, unless required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australian Oilseeds Holdings Limited

Date: September 30, 2025	By:	/s/ Gary Seaton
	Name:	Gary Seaton
	Title:	Chief Executive Officer and Director